UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16. UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2024
Commission File Number 001-40695

Dole plc
(Translation of registrant's name into English)

29 North Anne Street
Dublin 7
Ireland
D07 PH36
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F ◻ Form 40-F

Entry into a Material Definitive Agreement
On February 27, 2024, Dole plc (“Dole” or the “Company”) and Progressive Produce LLC (“Progressive Produce”), a subsidiary of Dole plc, entered into a definitive agreement with PTF Holdings, LLC (“PTF Holdings”), a Delaware limited liability company and portfolio company of Arable Capital Partners, LLC (“Arable”), pursuant to which Dole has agreed to sell its 65.0% equity stake in Progressive Produce to PTF Holdings for approximately $120.2 million in cash, subject to the satisfaction of customary closing conditions.
On February 27, 2024, the Company issued a press release in connection with the definitive agreement. A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.
Forward-Looking Statements
Certain statements made in this disclosure that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management’s beliefs, assumptions and expectations of the Company’s future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by the Company or any other person that the future plans, estimates or expectations contemplated by the Company will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to the Company’s operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause the Company’s actual results to differ materially from those indicated in these statements. Factors that could cause or contribute to such differences include (i) the parties’ inability to close the definitive agreement in a timely manner or at all due to the failure to satisfy conditions to the closing, (ii) uncertainties as to the timing of the closing, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement, (iv) the outcome of any legal proceedings related to the transaction, (v) the ability of the Company to execute on its strategy and achieve its goals and other expectations after the closing, (vi) legislative, regulatory and economic developments and (vii) those other matters disclosed in the Company’s filings with the U.S. Securities and Exchange Commission. If one or more of these or other risks or uncertainties materialize, or if the Company’s underlying assumptions prove to be incorrect, the Company’s actual results may vary materially from what the Company may have expressed or implied by these forward-looking statements. The Company cautions that you should not place undue reliance on any of the Company’s forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated as of February 27, 2024

DOLE PLC
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 28, 2024	DOLE PLC
(Registrant)

By: /s/ Jacinta Devine
Name: Jacinta Devine
Title: Chief Financial Officer